MTECH ACQUISITION HOLDINGS INC.

10124 Foxhurst Court

Orlando, Florida 32836

April 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	MTech Acquisition Holdings Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 25, 2019 File: No. 333-228220

Dear Ms. Woo:

MTech Acquisition Holdings Inc. (the “Company”, “MTech Holdings”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 11, 2019, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 previously filed for the Staff’s review on January 25, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Amendment No. 1 to Registration Statement on Form S-4 filed January 25, 2019

Background of the Business Combination, Page 86

1.	In your response to prior comment 9 on page 89, you indicate that the MJ Freeway management provided organic revenue growth projections estimated to be approximately 50% for the next several years beyond 2019. Please provide us the basis for these organic growth projections. You indicate that the MJ Freeway projected growth is not based on entering new jurisdictions or new state government contracts. While MJ Freeway revenue grew by 87% in fiscal year 2018 from 2017, it appears much of this growth was related to your Washington and Pennsylvania Leaf Data Systems contracts.

We respectfully advise the Staff that the projected growth is based on three concepts and not on securing additional state contracts: (1) the economic environment in which MJ Freeway is growing; (2) MJ Freeway’s status as a leader and comprehensive compliance solution in its target markets; and (3) existing contracts that can be further monetized in the future.

The Economic Environment:

MJ Freeway’s clients operate and seek to comply with state laws in the cannabis, CBD and hemp markets, which are growing at rapid rates. According to a February 2018 report from Arcview Market Research, spending on legal cannabis in North America is projected to grow in North America from $9.2 billion in 2017 to an estimated $47.3 billion in 2027, at an 18% compound annual growth rate (CAGR) of 18%. Internationally, the rest of world markets are expected grow at a 47% CAGR.

According to a 2017 Gartner report, on average, companies in North America spend 2.5% of their gross revenues on technology solutions. These data points, when applied to the forecasted $47.3 billion sales in North America, reflect a potential 2027 technology spend of $1.2 billion ($47.3 billion x 2.5%) without considering the International impact. Further, the report noted that 37% of respondents reported a preference for the buy- rather-than-build strategy including SaaS, which was reported as the most popular model for significant investment.

Industry studies show that current operators in the cannabis, CBD, and hemp market are underspending on technology compared to other industries. MJ Freeway believes those operators will be forced to automate their operations, compliance, and reporting with an integrated ERP system like MJ Freeway if they are to remain competitive in a rapidly growing marketplace.

The Status of MJ Freeway in the Economic Environment

According to state tax agencies records and locator services, MJ Freeway was one of the first, if not the first, technology platforms built for ensuring and monitoring compliance in the cannabis, CBD, and hemp industries. Further, it is the only ERP solution built to scale nationally and internationally while providing technology compliance, monitoring and auditing products across the entire supply chain and all industry verticals of the cannabis, CBD and hemp markets. Importantly, MJ Freeway has already started serving businesses and governments globally. MJ Freeway currently services clients in 29 of 31 33 medicinally-legal US states and 11 countries. These factors establish MJ Freeway as a mature, vetted solution for the coming global expansion in the industry. MJ Freeway expects to leverage its first-mover advantage and reputation among industry participants throughout the global supply chain to increase market share.

Future Monetization

In addition to the market advantages described above, MJ Freeway has existing contracts with its current clients that can be monetized in the future. 100% of MJ Freeway’s license agreements provide MJ Freeway with the right to aggregate and monetize client data. MJ Freeway to date has processed and compiled data related to more than $13 billion in sales, resulting in MJ Freeway owning and controlling substantial business intelligence data set that can be monetized for multiple purposes in the future. MJ Freeway believes this database represents the largest statistically relevant dataset of any competitor (by far) and expects to leverage this data to develop and provide additional service offerings to current and future clients.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MJF, page 144

2.	Please revise to include a discussion and analysis of the two most recent fiscal years. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

In response to the Staff’s comment, we have included a discussion and analysis of the fiscal years ended June 30, 2018 and 2017 starting from page 152 in the Amended Registration Statement.

In addition, the Staff provided the following oral comment:

3.	In response to prior comment 1, you state that the MTech warrants will not be exchanged for Acquisition warrants. Given that the MTech warrants will remain outstanding after the transaction, please explain how MTech Holdings could be deemed a successor issuer pursuant to Rule 12g-3(a) under the Exchange Act with regard to the warrants.

We respectfully advise the Staff that the MTech warrants will be cancelled and exchanged for MTech Holdings warrants. We have revised relevant disclosure throughout the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Scott Sozio
Scott Sozio, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP